UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   May 2018

File No.   000-55193

Avrupa Minerals Ltd.

 (Name of Registrant)

410 – 325 Howe Street Vancouver, British Columbia, Canada V6C 1Z7

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    FORM 20-F   ☒  FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Avrupa Minerals Ltd.

(Registrant)

Dated: July 12, 2018	By: /s/ “Winnie Wong” Winnie Wong, Chief Financial Officer

Exhibits:

99.1

News Release dated May 3, 2018

99.2

Interim Financial Statements for the period ended March 31, 2018

99.3

Management Discussion and Analysis

99.4

CEO Certification

99.5

CFO Certification

99.6

Information Circular

99.7

Form of Proxy